# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Perimeter Solutions, Inc., CIK 0001880319
CUSIP: 71385M107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 8000 Maryland Avenue, Suite 350, Clayton, Missouri (MO), 63105
Date of event which requires filing of this statement: 03/03/2026
Filed by CIK 0001437827
Persons authorized to receive notices and communications: William N. Thorndike, Jr., 800 Boylston Street, Suite 2220, Boston, Massachusetts (MA), 02199, (617) 306-4720

## Reporting persons
- William N. Thorndike, Jr. (CIK 0001437827): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 9,309,341; shared voting power 0; sole dispositive power 9,309,341; shared dispositive power 0; aggregate amount beneficially owned 9,309,341 (5.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Perimeter Solutions, Inc.
Address of issuer's principal executive offices: 8000 Maryland Avenue, Suite 350, Clayton, Missouri (MO), 63105

## Item 2. Identity and Background
Name of person filing: William N. Thorndike, Jr.
Residence or business address: 800 Boylston Street, Suite 2220. Boston, MA 02199 (Business Address)
Present principal occupation or employment: William N. Thorndike, Jr. is a professional investor and provides advisory services, including strategic and capital allocation advice. Mr. Thorndike is also a director of the Issuer.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Person is a member of EverArc Founders, LLC, a Delaware limited liability company (the "EverArc Founder Entity") that provides advisory services to the Issuer pursuant to an Advisory Services Agreement, dated December 12, 2019 (the "Advisory Agreement"). In exchange for the services provided under the Advisory Agreement, the EverArc Founder Entity is entitled to receive both variable and fixed compensation from the Issuer (the "Advisory Fee") on an annual basis, payable in cash or common stock of the Issuer ("Common Stock"), which the EverArc Founder Entity is required to promptly distribute to its members, including the Reporting Person. The EverArc Founder Entity directed the Issuer, and the Issuer agreed, to pay the Advisory Fee for the year ended December 31, 2025 directly to its members, including the Reporting Person, in accordance with their membership interests and the EverArc Founder Entity's operating agreement. On March 3, 2026, the Reporting Person received 5,582,492 shares of Common Stock representing his share of the Advisory Fee (the "Advisory Fee Shares") payable by the Issuer pursuant to the Advisory Agreement. Prior to the receipt of such shares, the Reporting Person beneficially owned, directly or indirectly, 4,276,849 shares of Common Stock of the Issuer, which he received pursuant Issuer's business combination with EverArc Holdings Limited, dated November 9, 2021 (the "Business Combination"), and pursuant to the exercise of warrants since the Business Combination.

Of the shares beneficially owned by the Reporting Person, 673,685 shares of Common Stock are held by a 501(c)(3) nonprofit charitable organization (the "Charitable Organization"), for which the Reporting Person acts as sole member of the Investment Committee, and in such capacity the Reporting Person has the power to vote and dispose of such shares of Common Stock. The Reporting Person has no pecuniary interest in such shares and disclaims beneficial ownership of such securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities of the Issuer for investment purposes. The information contained in Item 3 and in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Person or his affiliates may purchase additional securities or dispose of securities of the Issuer in varying amounts and at varying times depending upon the Reporting Person's continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors of the Issuer (the "Board") and management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the Reporting Person. The Reporting Person may enter into derivative securities or similar instruments that derive their value with reference to securities of the Issuer, including hedging transactions with respect to some or all of the shares of Common Stock of the Issuer beneficially owned by the Reporting Person. The Reporting Person may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person intends to review his investment in the Issuer on an ongoing basis and, in the course of his review, may take actions (including through his affiliates) with respect to his investment or the Issuer, including communicating from time to time with the Board, members of management, other securityholders of the Issuer, or other third parties, advisors, such as legal, financial, regulatory, or other advisors, to assist in the review and evaluation of strategic alternatives. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; a sale or transfer of a material portion of the assets of the Issuer or any of its subsidiaries or the acquisition of material assets; the formation of joint ventures or other strategic alliances with the Issuer or any of its subsidiaries; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board or management of the Issuer; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer's securities; or any action similar to the foregoing. Such discussions and actions may be exploratory in nature, and not rise to the level of a plan or proposal.

The Reporting Person serves as an advisor to the Issuer pursuant to the Advisory Agreement and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D

The Reporting Person serves as a member of the Board and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

The Reporting Person anticipates receipt of additional shares of Common Stock pursuant to payment of the annual fee under the Advisory Agreement, until the end of the fiscal year ending December 31, 2027, and may receive additional shares of Common Stock in the event any additional variable fee under the Advisory Agreement becomes payable for any year until the year ending December 31, 2031.

The Charitable Organization currently intends to dispose in the open market shares of Common Stock with an aggregate value of approximately $2.5 million, to fund its current operating needs. The Reporting Person has no pecuniary interest in securities of the Issuer held by the Charitable Organization and disclaims beneficial ownership of such securities. The Reporting Person sold 550,000 shares of Common Stock in the open market during the five days prior to the filing of this Schedule 13D, resulting in aggregate proceeds of approximately $13.1 million. The Reporting Person currently intends to dispose in the open market additional shares of Common Stock with an aggregate value of approximately $1.9 million, to fund short term liquidity needs, including to fund potential investments unrelated to the securities or the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information in Items 7-11 and Item 13 of the cover page of this Schedule 13D is hereby incorporated by reference into this Item 5.

The Reporting Person beneficially owns 9,309,341 shares of Common Stock, consisting of 9,309,341 shares of Common Stock owned by the Reporting Person and 673,685 shares of Common Stock gifted by the Reporting Person to the Charitable Organization on December 9, 2025, for which the Reporting Person acts as sole member of the Investment Committee, and in such capacity has the power to vote and dispose of such shares of Common Stock. The Reporting Person has no pecuniary interest in the shares of Common Stock held by the Charitable Organization and disclaims beneficial ownership of such securities.

Calculation of the percentage of beneficial ownership is based on a total of 162,827,062 shares of the Issuer's Common Stock outstanding as of the date of this report, based on information provided by the Issuer, after giving effect to the issuance of shares of Common Stock to the members of the EverArc Founder Entity in partial payment of the Advisory Fee.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Items 7-11 and Item 13 of the cover page of this Schedule 13D is hereby incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days:
The information in Item 3 of this Schedule 13D is incorporated herein by reference. In addition to receipt of the Advisory Fee Shares from the Issuer, the Reporting Person has effected the following transactions with respect to the Common Stock during the past 60 days:

The Reporting Person sold:

a. 125,000 shares of Common Stock on March 4, 2026, at an average price of $24.26 per share. Such sales were effected on the open market.

b. 100,000 shares of Common Stock on March 5, 2026, at an average price of $24.06 per share. Such sales were effected on the open market.

c. 100,000 shares of Common Stock on March 6, 2026, at an average price of $23.63 per share. Such sales were effected on the open market.

d. 125,000 shares of Common Stock on March 9, 2026, at an average price of $23.37 per share. Such sales were effected on the open market.

e. 100,000 shares of Common Stock on March 10, 2026, at an average price of $23.63 per share. Such sales were effected on the open market.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Person is a member of the EverArc Founder Entity, and acts as an advisor to the Issuer under the Advisory Agreement.

In connection with the Business Combination, the Issuer became party to the Advisory Agreement, under which the EverArc Founder Entity agreed after the Business Combination to provide to the Issuer strategic and capital allocation advice and such other services as may from time to time be agreed. In addition, the EverArc Founder Entity has the right to appoint up to six directors for election to the Board.

In exchange for the services provided thereunder, the EverArc Founder Entity is entitled to receive both a variable amount (the "Variable Annual Advisory Amount") and a fixed amount (the "Fixed Annual Advisory Amount," each an "Advisory Amount" and collectively, the "Advisory Amounts"), each as described below:

Variable Annual Advisory Amount. Effective upon the consummation of the Business Combination through December 31, 2031, and once the Average Price (as defined in the Founder Advisory Agreement) per Holdco Ordinary Share is at least $10.00 for ten consecutive trading days, the Variable Annual Advisory Amount will be equal in value to:

in the first year in which the Variable Annual Advisory Amount was payable, (x) 18% of the increase in the market value of one share of Common Stock over $10.00 (such increase in market value, the "Payment Price") multiplied by (y) the Founder Advisory Agreement Calculation Number, or 157,132,812 shares of Common Stock; and in the following years in which the Variable Annual Advisory Amount may be payable (if at all), (x) 18% of the increase in Payment Price over the previous year Payment Price multiplied by (y) the Founder Advisory Agreement Calculation Number.

Fixed Annual Advisory Amount. Effective upon the consummation of the Business Combination through December 31, 2027, the Fixed Annual Advisory Amount will be equal to that number of shares of Common Stock equal to 1.5% of the Founder Advisory Agreement Calculation Number.

Each Advisory Amount, as applicable, will be paid on the relevant Payment Date in shares of Common Stock or partly in cash, at the election of the EverArc Founder Entity provided that at least 50% of such Advisory Amount payable is paid in shares of Common Stock. The amounts used for the purposes of calculating the Advisory Amounts and the relevant numbers of shares of Common Stock are subject to adjustment to reflect any split or reverse split of the outstanding shares of Common Stock after the date of the closing of the Business Combination.

The Advisory Agreement will remain in effect through December 31, 2031 unless terminated earlier in accordance with its terms. The Advisory Agreement may be terminated by the Issuer at any time if the EverArc Founder Entity engages in any criminal conduct or in willful misconduct which is harmful to the Issuer (as determined by a court of competent jurisdiction in the State of New York). In addition, the Advisory Agreement can be terminated at any time following consummation of the Business Combination (i) by the EverArc Founder Entity if the Issuer ceases to be traded on the London Stock Exchange, New York Stock Exchange or Nasdaq; or (ii) by the EverArc Founder Entity or the Issuer if there is (A) a Sale of the Company (as defined in the Advisory Agreement) or (B) a liquidation of the Issuer.

Subject to certain limited exceptions, the EverArc Founder Entity's liability for losses in connection with the services provided is excluded and the Issuer has agreed to indemnify the EverArc Founder Entity and its affiliates in relation to certain liabilities incurred in connection with acts or omissions by or on behalf of the Issuer or the EverArc Founder Entity. If the Advisory Agreement is terminated under (i) or (ii)(A), the Issuer will pay the EverArc Founder Entity an amount in cash equal to: (a) the Fixed Annual Advisory Amount for the year in which termination occurs and for each remaining year of the term of the agreement, in each case at the Payment Price; and (b) the Variable Annual Advisory Amount that would have been payable for the year of termination and for each remaining year of the term of the agreement. In each case the Payment Price in the year of termination will be calculated on the basis of the Payment Year (as defined in the Advisory Agreement) ending on the trading day immediately prior to the date of termination, save that in the event of a sale of the Issuer, the Payment Price will be calculated on the basis of the amount paid by the relevant third party (or cash equivalent if such amount is not paid in cash). For each remaining year of the term of the agreement the Payment Price in each case will increase by 15% each year. No account will be taken of any Payment Price in any year preceding the termination when calculating amounts due on termination. Payment will be immediately due and payable on the date of termination of the Advisory Agreement. On the entry into liquidation of the Issuer, an Advisory Amount will be payable in respect of a shortened year which will end on the trading day immediately prior to the date of commencement of liquidation.

The Advisory Agreement is governed by New York law.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
https://www.sec.gov/Archives/edgar/data/0001880319/000119312521294386/d397057dex103.htm

https://www.sec.gov/Archives/edgar/data/0001880319/000119312521326022/d246815dex1016.htm

## Signatures
- William N. Thorndike, Jr.: /s/ William N Thorndike, Jr., William N. Thorndike, Jr. (03/10/2026)